Exhibit 99.1

ROGERS WIRELESS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER ENDED MARCH 31, 2005

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2004 Annual MD&A and our 2004 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 22 to our 2004 Annual Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2004. This MD&A is current as of April 25, 2005.

In this MD&A, the terms “Rogers Wireless”, “we”, “us” and “our” refer to Rogers Wireless Inc. and our wholly owned subsidiaries Rogers Wireless Alberta Inc., Fido Inc. (“Fido”, formerly Microcell Telecommunications Inc.) and Fido Solutions Inc. (formerly Microcell Solutions Inc.). We are a wholly owned subsidiary of Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”).

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on our current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled

Rogers Wireless Inc.	1	First quarter 2005

“Update to Risks and Uncertainties” below and the “Risks and Uncertainties” section in our 2004 Annual MD&A.

Additional Information

Additional information relating to us, including our Annual Information Form and Form 20-F, as well as a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

COMPANY OVERVIEW

We are the largest Canadian wireless communications service provider, serving approximately 5.8 million subscribers at March 31, 2005, including approximately 5.6 million wireless voice and data subscribers and nearly 0.2 million one-way messaging (paging) subscribers. We operate both a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology, and a seamless integrated Time Division Multiple Access (“TDMA”) and analog cellular network. We are Canada’s only carrier operating on the world standard GSM/GPRS technology platform. The GSM/GPRS/EDGE network provides coverage to approximately 93% of Canada’s population. Our seamless TDMA and analog network provides coverage to approximately 85% of the Canadian population in digital mode, and approximately 93% of the population in analog mode. Subscribers to our wireless services have access to these services in the U.S. through our roaming agreements with various wireless operators. Our subscribers also have access to wireless service internationally in 175 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other wireless providers.

Rogers Wireless Inc.	2	First quarter 2005

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the First Quarter Ended March 31, 2005

Summarized Consolidated Financial Results (Actual)

	Three Months Ended March 31,
(In millions of dollars, except per share amounts)	2005	2004	% Chg
Operating revenue
Postpaid (voice and data)	$750.2	$513.1	46.2
Prepaid	48.1	24.5	96.3
One-way messaging	5.0	6.4	(21.9)
Network revenue	803.3	544.0	47.7
Equipment sales	72.1	48.8	47.7
Total operating revenue	875.4	592.8	47.7
Operating expenses
Cost of equipment sales	159.6	85.4	86.9
Sales and marketing expenses	124.0	92.4	34.2
Operating, general and administrative expenses	289.5	195.3	48.2
Management fees	3.0	2.9	3.4
Integration expenses(1)	3.9	-	-
Total operating expenses	580.0	376.0	54.3
Operating profit (2)	295.4	216.8	36.3
Depreciation and amortization	145.4	116.5	24.8
Operating income	150.0	100.3	49.6
Interest expense on long-term debt	(100.0)	(55.4)	80.5
Foreign exchange loss	(4.0)	(24.4)	(83.6)
Change in the fair value of derivative instruments	3.7	(18.9)	-
Loss on repayment of long-term debt	-	(2.3)	-
Investment and other income (expense)	(0.7)	1.0	-
Income tax expense - current	(1.8)	(1.3)	38.5
Net income (loss) for the period	$47.2	$(1.0)	-
Earnings (loss) per share - basic and diluted	$29.44	$(0.62)	-
Operating profit margin as % of network revenue (2)	36.8%	39.9%
Additions to property, plant and equipment ("PP&E")(3)	$119.2	$130.9	(8.9)

(1)	Expenses incurred relate to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” section.

Rogers Wireless Inc.	3	First quarter 2005

Subscribers (Actual)

	Three Months Ended March 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2005	2004	Chg	% Chg
Postpaid (Voice and Data) (1)
Gross additions	329.6	241.3	88.3	36.6
Net additions (2)	89.2	83.2	6.0	7.2
Total postpaid retail subscribers	4,273.3	3,112.8	1,160.5	37.3
Average monthly revenue per user ("ARPU") (3)	$59.20	$55.74	$3.46	6.2
Average monthly usage (minutes)	454	362	92	25.4
Churn (2)	1.90%	1.73%	0.17%	9.8
Prepaid
Gross additions	123.3	56.3	67.0	119.0
Net losses (4)	(24.2)	(29.4)	5.2	(17.7)
Total prepaid retail subscribers	1,309.9	730.4	579.5	79.3
ARPU (3)	$12.09	$10.96	$1.13	10.3
Churn (4)	3.70%	3.80%	(0.10%)	(2.6)
Total - Postpaid and Prepaid
Gross additions	452.9	297.6	155.3	52.2
Net additions	65.0	53.8	11.2	20.8
Total retail subscribers	5,583.2	3,843.2	1,740.0	45.3
ARPU (blended) (3)	$47.95	$46.97	$0.98	2.1
Churn	2.34%	2.14%	0.20%	9.3
One-Way Messaging
Gross additions	5.4	8.1	(2.7)	(33.3)
Net losses	(9.9)	(10.0)	0.1	(1.0)
Total one-way subscribers	186.2	231.3	(45.1)	(19.5)
ARPU(3)	$8.82	$9.02	$(0.20)	(2.2)
Churn	2.64%	2.54%	0.10%	3.9
Wholesale (1)
Total wholesale subscribers	98.6	-	-	-

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.
(2)
Effective December 1, 2004, voluntarily deactivating subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 7,000 greater net postpaid subscriber deactivations being included in the three months ended March 31, 2005. This had the impact of increasing postpaid churn by 0.05% for three months ended March 31, 2005.

(3)	As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.
(4)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the three months ended March 31, 2005 and reducing prepaid churn by 0.25% for the three months ended March 31, 2005.

Rogers Wireless Inc.	4	First quarter 2005

Wireless Network Revenue (Actual)

Network revenue of $803.3 million accounted for 91.8% of total Wireless revenues in the three months ended March 31, 2005, and increased 47.7% from the corresponding period in 2004. This increase was driven by the acquisition of Fido’s subscriber base on November 9, 2004, the continued growth of our subscriber base and the 2.1% increase in blended ARPU.

We ended the quarter with a total of 5,583,200 retail subscribers. Net additions of postpaid voice and data subscribers for the quarter were 89,200, compared to 83,200 net additions in the first quarter of 2004. Prepaid subscriber net losses for the quarter were 24,200 compared to 29,400 net losses in the first quarter of 2004.

Postpaid voice and data subscriber ARPU of $59.20 in the quarter represented an increase of 6.2% over the quarter ended March 31, 2004. The increase in postpaid ARPU reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in inbound roaming revenues from travelers to Canada who utilize our network.

Data revenue represented approximately 7.1% of total network revenue in the first quarter of 2005 compared to 4.9% in the first quarter last year, reflecting the continued rapid growth of Blackberry, SMS, downloadable ring tones and games, and other wireless data services and applications.

Prepaid ARPU increased to $12.09 in the first quarter of 2005 compared to $10.96 in the first quarter of 2004. This increase was primarily a result of the acquisition of Fido’s higher ARPU prepaid subscriber base.

Postpaid voice and data subscriber churn increased to 1.90% in the three months ended March 31, 2005 from 1.73% in the corresponding period of 2004. Effective December 1, 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 7,000 greater net postpaid subscriber deactivations being included in the three months ended March 31, 2005. This had the impact of increasing postpaid churn by 0.05% for three months ended March 31, 2005. The increase in postpaid churn also resulted from the acquisition of the Fido subscriber base, which has historically experienced a higher churn rate.

Prepaid churn decreased to 3.70% from 3.80% in the prior year period due to the change in methodology for determining churn for Fido’s prepaid subscriber base, which was partially offset by the impact of competitive prepaid offerings in the market.

One-way messaging (paging) subscriber churn for the quarter increased to 2.64%, while one-way messaging ARPU decreased by 2.2%. With 186,200 paging subscribers, we continue to

Rogers Wireless Inc.	5	First quarter 2005

view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue (Actual)

Revenue from wireless equipment sales, including activation fees and net of equipment subsidies, was $72.1 million, up $23.3 million or 47.7%, from the corresponding period in 2004. The increase in equipment revenue reflects the higher volume of gross additions and handset upgrades associated with subscriber retention programs combined with the generally higher price points of more sophisticated handsets and devices and the increased volume of subscriber gross additions.

Wireless Operating Expenses (Actual)

	Three Months Ended March 31,
(In millions of dollars, except per subscriber statistics)	2005	2004	% Chg
Operating expenses
Cost of equipment sales	$159.6	$85.4	86.9
Sales and marketing expenses	124.0	92.4	34.2
Operating, general and administrative expenses	289.5	195.3	48.2
Management fees	3.0	2.9	3.4
Integration expenses (1)	3.9	-	-
Total operating expenses	$580.0	$376.0	54.3
Average monthly operating expense per subscriber before sales and marketing expenses (including management fees and integration expenses) (2)	$19.39	$17.82	8.8
Sales and marketing costs per gross subscriber addition (2)	$380	$362	5.0

(1)	Expenses incurred relate to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

Total Wireless operating expenses for the three months ended March 31, 2005 were $580.0 million, up $204.0 million, or 54.3%, over the corresponding period in 2004. The acquisition of Fido accounted for approximately 75% of the increase.

The $74.2 million increase in the quarterly cost of equipment sales reflects the higher volume of subscriber gross additions and handset upgrades.

Sales and marketing expenses increased by $31.6 million, or 34.2%, in the first quarter of 2005 compared to the corresponding period in 2004 as a result of heightened marketing activity during the first quarter of 2005 associated with, among other things, the integration of Fido, including initiatives to migrate Fido customers to contracts and competitive offers in the

Rogers Wireless Inc.	6	First quarter 2005

market. These factors resulted in the 5.0% increase in our sales and marketing costs per gross addition to $380.

Operating, general and administrative expenses increased by $94.2 million, or 48.2%, in the first quarter of 2005 compared to the corresponding period in 2004 as a result of the acquisition of Fido, increases in retention spending and growth in network operating expenses reflective of the growth in our subscriber base. These increased costs were offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions.

During the quarter, we incurred $3.9 million in integration expenses associated with the Fido merger. The integration plan remains on track and is expected to be substantially complete by the end of 2005. See the “Update on Fido Integration” section below for more details on integration costs incurred.

The $1.57 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses, in the first quarter of 2005 reflects our increased spending on handset upgrades associated with targeted retention programs and the impact of increases in operating, general and administrative expenses resulting from the acquisition of Fido. Total retention spending (including subsidies on handset upgrades) was $60.4 million in the first quarter of 2005 compared to $37.0 million in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available.

Wireless Operating Profit (Actual)

Operating profit grew by $78.6 million, or 36.3%, to $295.4 million in the three months ended March 31, 2005 from $216.8 million in the first quarter of 2004 as network revenue growth of 47.7% was partially offset by growth in operating expenses of 54.3%. The operating profit margin on network revenue was 36.8% in the quarter compared to 39.9% in the same period of the prior year, reflecting the impact of the lower operating margins at Fido.

Rogers Wireless Inc.	7	First quarter 2005

Reconciliation of Operating Profit to Net Income (Loss) for the Period (Actual)

The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Three Months Ended March 31,
(In millions of dollars)	2005	2004	% Chg
Operating profit (1)	$295.4	$216.8	36.3
Depreciation and amortization	(145.4)	(116.5)	24.8
Operating income	150.0	100.3	49.6
Interest expense on long-term debt	(100.0)	(55.4)	80.5
Foreign exchange gain loss	(4.0)	(24.4)	(83.6)
Change in the fair value of derivative instruments	3.7	(18.9)	-
Loss on repayment of long-term debt	-	(2.3)	-
Investment and other income (expense)	(0.7)	1.0	-
Income tax expense - current	(1.8)	(1.3)	38.5
Net income (loss)	$47.2	$(1.0)	-

(1)	As defined. See the “Key Performance Indicators and non-GAAP Measures - Operating Profit” section.

Depreciation and Amortization Expense

Depreciation and amortization expense was $28.9 million higher in the three months ended March 31, 2005 compared to the corresponding period in 2004, due to higher PP&E expenditure levels over the last several periods and to the impact of the amortization of intangible assets arising from the acquisition of Fido in the fourth quarter of 2004.

Operating Income

Operating income grew to $150.0 million for the three months ended March 31, 2005, an increase of $49.7 million, or 49.6%, from the $100.3 million earned in the corresponding period of 2004, reflecting the combination of increased operating profit and increased depreciation and amortization expense.

Interest on Long-Term Debt

Interest expense in the three months ended March 31, 2005 increased by $44.6 million, compared to the corresponding period in 2004. The increase is due to the large increase in debt in the fourth quarter of 2004, partially offset by a decrease in the weighted average interest rates of almost 0.50% per annum in the 2005 period compared to the 2004 period.

Rogers Wireless Inc.	8	First quarter 2005

Foreign Exchange Loss

The $4.0 million foreign exchange loss in the three month period ending March 31, 2005 was a significant reduction from $24.4 million foreign exchange loss in the corresponding period in 2004. There are two main reasons for the decreased loss. First, the Canadian dollar weakened by 1.81 cents during the three months ended March 31, 2004 compared to a 0.60 cent decrease in the Canadian dollar versus the U.S. dollar in 2005, from the $1.2036 at December 31, 2004, to $1.2096 at March 31, 2005. As a result, the foreign exchange loss was larger in the 2004 period. Secondly, in the three months ended March 31, 2005, hedge accounting applied so that the foreign exchange loss on 79.1% of U.S. dollar denominated debt that is hedged for accounting purposes is offset by an equal but opposite gain on the qualified cross-currency interest rate exchange agreements. In the corresponding period of 2004, we did not treat our cross-currency interest rate exchange agreements as hedges for accounting purposes and therefore all foreign exchange losses were recorded in income.

Change in Fair Value of Derivative Instruments

For the three months ended March 31, 2005, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a gain of $3.7 million.

Income Tax Expense

Income taxes for the three months ended March 31, 2005 and for the corresponding period in 2004 consisted primarily of current income tax expense relating to the Federal Large Corporations Tax.

Net Income (loss)

We recorded net income of $47.2 million in the three months ended March 31, 2005, compared to a net loss of $1.0 million in the corresponding period of 2004.

Rogers Wireless Inc.	9	First quarter 2005

Summarized Consolidated Financial Results - Pro Forma Analysis

Basis of Pro Forma Information

Certain financial and operating data information in the MD&A has been prepared on a pro forma basis as if the transaction relating to Fido, as described in our 2004 Annual MD&A, had occurred on January 1, 2003. Such information is based on our historical financial statements, the historical financial statements of Fido, and the accounting for the purchases of Wireless minority interests and Fido.

Although we believe this presentation provides certain relevant contextual and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transactions had occurred on January 1, 2003, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Fido’s historically reported financial information to conform it to our respective accounting policies, the impacts of purchase accounting, including amortization of the acquired intangibles and fair value increments and the impact of amortizing the deferred compensation expense arising on the exchange of employee stock options in RWCI into stock options to acquire Class B Non-Voting shares of RCI. The pro forma adjustments are based upon preliminary estimates and certain assumptions that we believe are reasonable. In preparing the pro forma financial information, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired, including amortizable and non-amortizable intangible assets, and liabilities assumed based on management’s best estimates. Accounting policies used in the preparation of these statements are those disclosed in our 2004 Annual Consolidated Financial Statements and Notes thereto.

The tables below titled ‘Summarized Consolidated Financial Results (Pro Forma)’ and ‘Subscribers (Pro Forma)’ present selected unaudited pro forma information.

Rogers Wireless Inc.	10	First quarter 2005

Summarized Consolidated Financial Results (Pro Forma)

	Three Months Ended March 31,
	2005	2004
(In millions of dollars)	Actual	Pro Forma	% Chg
Operating revenue
Postpaid (voice and data)	$750.2	$616.7	21.6
Prepaid	48.1	53.9	(10.8)
One-way messaging	5.0	6.4	(21.9)
Network revenue	803.3	677.0	18.7
Equipment sales	72.1	57.1	26.3
Total operating revenue	875.4	734.1	19.2
Operating expenses
Cost of equipment sales	159.6	122.6	30.2
Sales and marketing expenses	124.0	114.5	8.3
Operating, general and administrative expenses	289.5	269.5	7.4
Management fees	3.0	2.9	3.4
Integration expenses(1)	3.9	-	-
Total operating expenses	580.0	509.5	13.8
Operating profit (2)	295.4	224.6	31.5
Operating profit margin as % of network revenue (2)	36.8%	33.2%
Additions to property, plant and equipment ("PP&E")(3)	$119.2	$205.9	(42.1)

(1)	Expenses incurred relate to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Operating Profit and Operating Profit Margin” sections.
(3)	As defined. See the “Key Performance Indicators and Non-GAAP Measures - Additions to Property, Plant and Equipment” section.

Rogers Wireless Inc.	11	First quarter 2005

Subscribers (Pro Forma)

	Three Months Ended March 31,
	2005	2004
(Subscriber statistics in thousands, except ARPU and churn)	Actual	Pro Forma	Chg	% Chg
Postpaid (Voice and Data)(1)
Gross additions	329.6	302.2	27.4	9.1
Net additions(2)	89.2	97.0	(7.8)	(8.0)
Total postpaid retail subscribers	4,273.3	3,718.8	554.5	14.9
ARPU(3)	$59.20	$56.00	$3.20	5.7
Churn(2)	1.90%	1.87%	0.03%	1.6
Prepaid
Gross additions	123.3	115.3	8.0	6.9
Net losses(4)	(24.2)	(30.4)	6.2	(20.4)
Total prepaid retail subscribers	1,309.9	1,382.3	(72.4)	(5.2)
ARPU(3)	$12.09	$12.82	$(0.73)	(5.7)
Churn(4)	3.70%	3.45%	0.25%	7.2
Total - Postpaid and Prepaid
Gross additions	452.9	417.5	35.4	8.5
Net additions	65.0	66.6	(1.6)	(2.4)
Total retail subscribers	5,583.2	5,101.1	482.1	9.5
ARPU (blended)(3)	$47.95	$44.07	$3.88	8.8
Churn	2.34%	2.31%	0.03%	1.3

(1)	Effective at the beginning of fourth quarter 2004, on a prospective basis, wholesale subscribers are reported separately under the “wholesale” category.
(2)
Effective December 1, 2004, voluntarily deactivating subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 7,000 greater net postpaid subscriber deactivations being included in the first quarter of 2005. This had the impact of increasing postpaid churn by 0.05% for three months ended March 31, 2005.

(3)	As defined in the 2004 Annual MD&A “Key Performance Indicators and Non-GAAP Measures - Average Revenue Per User” section and as calculated in the “Supplementary Information” section.
(4)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the three months ended March 31, 2005 and reducing prepaid churn by 0.25% for the three months ended March 31, 2005.

Rogers Wireless Inc.	12	First quarter 2005

Wireless Network Revenue (Pro Forma)

On a pro forma basis, quarterly network revenue increased 18.7% over the first quarter of 2004 reflecting the 9.5% increase in the number of retail wireless voice and data subscribers from March 31, 2004 combined with the 8.8% year-over-year increase in blended postpaid and prepaid ARPU.

We added 89,200 net postpaid voice and data subscribers for the quarter compared to 97,000 on a pro forma basis in the first quarter of 2004, while prepaid voice subscriber net losses were 24,200 for the quarter compared to 30,400 on a pro forma basis in the first quarter of 2004.

The 5.7% growth in pro forma postpaid ARPU reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider, we expect to continue to experience increases in outbound roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in inbound roaming revenues from visitors to Canada who utilize our network.

Data revenues represented approximately 7.1% of network revenue in the three months ended March 31, 2005 compared to 4.3% of network revenue on a pro forma basis in the first quarter of 2004, reflecting the continued rapid growth of Blackberry, SMS, downloadable ring tones and games, and other wireless data services and applications.

Prepaid ARPU decreased on a pro forma basis by 5.7% versus 2004 to $12.09 with the pro forma decline primarily reflecting the increased focus by Fido on higher revenue postpaid subscribers and the entry of more competitive prepaid offerings into the market.

Postpaid voice and data subscriber churn increased to 1.90% from the pro forma rate of 1.87% in the first quarter of 2004. Effective December 1, 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested. This continued service period, which is consistent with the subscriber agreement terms and conditions, resulted in approximately 7,000 greater net postpaid subscriber deactivations being included in the three months ended March 31, 2005, and therefore increased churn for the period.

Prepaid churn increased to 3.70% from the pro forma rate of 3.45% in the first quarter of 2004. This increase in prepaid churn reflects the minimal sales and marketing resources focused towards our prepaid offering given our postpaid focus, combined with highly-competitive prepaid offerings in the market.

Rogers Wireless Inc.	13	First quarter 2005

Wireless Operating Expenses (Pro Forma)

	Three Months Ended March 31,
	2005	2004
(In millions of dollars, except per subscriber statistics)	Actual	Pro Forma	% Chg
Operating expenses
Cost of equipment sales	$159.6	$122.6	30.2
Sales and marketing expenses	124.0	114.5	8.3
Operating, general and administrative expenses	289.5	269.5	7.4
Management fees	3.0	2.9	3.4
Integration expenses(1)	3.9	-	-
Total operating expenses	$580.0	$509.5	13.8
Average monthly operating expense per subscriber before sales and marketing expenses (including management fees and integration expenses)(2)	$19.39	$18.79	3.2
Sales and marketing costs per gross subscriber addition(2)	$380	$360	5.6

(1)	Expenses incurred relate to the integration of the operations of Fido.
(2)	As calculated in the “Supplementary Information - Non-GAAP Calculations” section.

On a pro forma basis, the quarterly cost of equipment sales increased year-over-year by $37.0 million due to the higher volume of gross additions and handset upgrades.

The $9.5 million year-over-year increase in quarterly sales and marketing expenses, on a pro forma basis, primarily reflects heightened marketing activity during the first quarter of 2005 associated with, among other things, the integration of Fido, including initiatives to migrate Fido customers to long term contracts, and competitive activities in the market. These factors resulted in the 5.6% pro forma increase in our sales and marketing costs per gross addition to $380.

The year-over-year increase in operating, general and administrative expenses on a pro forma basis of $20.0 million, or 7.4%, compared to the corresponding period in 2004, is primarily attributable to increases in retention spending and growth in network operating expenses reflective of the growth in our subscriber base.

The $0.60 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses and including integration expenses, on a pro forma basis, in the first quarter of 2005 reflects our increased spending on handset upgrades associated with targeted retention programs. Total retention spending (including subsidies on handset upgrades) was $60.4 million in the first quarter of 2005 compared to $47.3 million on a pro forma basis in the corresponding period in 2004. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and WNP becomes available in future years.

Rogers Wireless Inc.	14	First quarter 2005

Wireless Operating Profit (Pro Forma)

Pro forma operating profit increased by $70.8 million, or 31.5%, over the first quarter of 2004 and pro forma quarterly operating profit as a percentage of network revenue, or operating profit margin, increased to 36.8% from 33.2% as the 18.7% increase in network revenue outstripped the 13.8% increase in total operating expenses.

[ End of Pro Forma Analysis ]

UPDATE ON FIDO INTEGRATION

The integration of Fido progressed as planned during the three months ended March 31, 2005 with advancements being made in the integration of the two GSM networks and in planning for the billing and back office systems integration later in the year. The integration plan remains on track and is expected to be substantially complete by the end of 2005. Total costs incurred during the three months ended March 31, 2005 are detailed in the following table.

Three Months
Ended March 31,
(In millions of dollars)	2005
Integration expenses	$3.9
Payments of liabilities assumed on acquisition
Severance	2.1
Network decommissioning and restoration costs	4.0
PP&E expenditures	4.0
Total integration costs incurred	$14.0

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Our additions to PP&E are classified into the following categories:

	Three Months Ended March 31,
(In millions of dollars)	2005	2004	% Chg
Additions to PP&E
Network - capacity	$75.3	$99.9	(24.6)
Network - other	27.0	18.3	47.5
Information technology and other	12.9	12.7	1.6
Integration of Fido	4.0	-	-
Total additions to PP&E	$119.2	$130.9	(8.9)

Rogers Wireless Inc.	15	First quarter 2005

Additions to PP&E totalled $119.2 million for the three months ended March 31, 2005, a decrease of $11.7 million, or 8.9%, from $130.9 million in the corresponding period in 2004. Total additions to PP&E included $4.0 million of expenses related to the Fido integration.

Network-related additions to PP&E in the first quarter of 2005 totalled $102.3 million and reflected primarily $75.3 million for capacity expansion of the GSM/GPRS network and transmission. The remaining balance of $27.0 million in network-related additions to PP&E related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other additions to PP&E consisted of $12.9 million for information technology initiatives and other facilities and equipment.

During the quarter, we also acquired $4.8 million of spectrum licences in the 2300 and 3500 MHz bands.

LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three month period ended March 31, 2005, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effects of all non-cash items from net income, increased to $196.1 million from $161.1 million in the corresponding period of 2004. The $35.0 million increase is primarily the result of $78.6 million increase in operating profit partially offset by a $44.6 million increase in interest expense.

Taking into account the changes in non-cash working capital items for the three months ended March 31, 2005, cash generated from operations was $117.7 million, compared to $120.8 million in the corresponding period of 2004.

Funds used during the three months ended March 31, 2005, totalled approximately $122.0 million, the details of which are:

•	Funding the $117.0 million of additions to PP&E, net of $2.2 million change in non-cash working capital;

•	Funding of the acquisition of $4.8 million of spectrum licences; and

•	Funding of $0.2 million repayment of mortgages and capital leases.

Taking into account the cash balance of $54.7 million at the beginning of the year, the cash on hand at the end of the quarter was $50.4 million.

Financing

Our long-term financial instruments are described in Notes 9 and 10 to our 2004 Annual Audited Consolidated Financial Statements. Other than the $0.2 million repayment of

Rogers Wireless Inc.	16	First quarter 2005

mortgages and capital leases, there was no change in our financing during the three months ended March 31, 2005 compared to December 31, 2004.

Interest Rates and Foreign Exchange Management

There were no changes in our hedging status during the three months ended March 31, 2005 from that disclosed in the 2004 MD&A. As at March 31, 2005, 97.2% of our U.S. dollar denominated debt was hedged on an economic basis and 79.1% hedged on an accounting basis.

Outstanding Share Data

There were no changes in our outstanding shares during the three months ended March 31, 2005.

Dividends and Distributions

We did not declare or pay any dividends during the three months ended March 31, 2005.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2004 Annual MD&A, and are further discussed in the Notes to our 2004 Annual Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2004.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2004 Annual MD&A. There have been no significant changes to those regulations since December 31, 2004, except as follows:

Restrictions on Non-Canadian Ownership and Control

In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee’s recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. The government announced that officials from the Heritage and Industry departments will convene to reconcile the two positions. The Heritage Department released a report on April 5, 2005 which stated that “the Government wishes to indicate that it is not prepared to modify foreign ownership limits on broadcasting or content more generally.” Industry Canada is convening a panel of experts to examine the telecommunications regulatory regime. This panel may review the foreign ownership rules applicable to telecommunications.

Rogers Wireless Inc.	17	First quarter 2005

National Tower Policy Review

On February 7, 2005, the executive summary of the final report of the Tower Policy Review was published and subsequently the full report was released. The report recommends various steps that could be taken to increase the amount of public consultation before wireless carriers are permitted to build cellular network towers. If implemented, these recommendations could increase our costs and lead to delays in acquiring new sites.

UPDATE TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2004 Annual MD&A. There have been no significant changes to those risks and uncertainties since December 31, 2004, except as follows:

The Implementation of Wireless Number Portability in Canada Could Create Significant Costs for us and Increase Churn

Over the past several years, certain countries in Europe and Asia have mandated wireless number portability (“WNP”). In 2004, the U.S. wireless industry also implemented WNP. WNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of WNP systems and capabilities imposes significant costs on the carriers in a country. The CRTC recently stated that it intends to review the matter in its 2005/2006 planning period (April 1, 2005 to March 31, 2006). The federal budget was released on February 23, 2005. In the budget speech, the government stated that it would request the CRTC to move expeditiously to implement WNP. In a letter dated March 18, 2005 to the CRTC, the Minister of Industry noted that WNP was already on the CRTC’s 2005-6 work program and stated that he was therefore confident that the CRTC would deal with this matter in an expeditious manner. The letter noted that the government understands that WNP includes wireless-to-wireless, wireline-to-wireless and wireless-to-wireline number portability. If WNP were to be mandated, this would require carriers, including ourselves, to incur implementation costs that could be significant and could cause an increase in churn among Canadian wireless carriers.

On April 21, 2005, the Canadian Wireless Telecommunications Association (CWTA) announced that Canada’s wireless carriers, including Rogers Wireless, agreed to implement number portability in Canada, and have begun the planning efforts required to achieve this result.

Number portability will enable Canada’s wireless customers to keep the same phone number when changing service providers within the same local serving area. Consistent with the Government of Canada’s definition of wireless number portability, customers will also be able to keep the same phone number when transferring their landline phone service to wireless service and vice versa.

The CWTA will contract an independent consultant to complete a comprehensive project plan outlining specific milestones for this process. It is expected that the plan will be completed by

Rogers Wireless Inc.	18	First quarter 2005

September 1, 2005. Upon arrival of the plan and agreement on a common start date, it is the intention of the CWTA and the wireless carriers to begin the implementation of the plan. A firm date on the implementation is not known at this time pending the development of the project plan.

Our Expansion and Investment in the Inukshuk Business May Have Considerable Risks.

In our acquisition of Fido, we acquired a fixed wireless license which permits the provision in Canada of Multipoint Communications Services (MCS) operating in the 2.5 MHz band. This business is known as Inukshuk. Fido had applied to Industry Canada to transfer the MCS license to a company where one-third of the shares would be held directly or indirectly through a holding company by each of Fido, MTS Allstream Inc. ("Allstream"), a Canadian telecommunications provider, and NR Communications, LLC ("NR"), a U.S. fixed wireless services equipment manufacturer. In early 2005, Allstream’s shares were acquired equally by us and NR. Subsequently, NR was continued into Nova Scotia and 50% of the shares of NR were acquired by NRC Holdings, Inc. while the other 50% were acquired by BCE Inc. or an affiliate thereof. The share transactions have created shareholder issues under a shareholder agreement which require resolution. In addition, Industry Canada must evaluate whether the proposed transferee meets the Canadian ownership and control regulations before approving the transfer of the license. While we are currently utilizing network equipment from NR, if we were unable to do so, we may not be able to comply on a timely basis with rollout commitments which are necessary in order to maintain the license in good standing. In addition, we have made proposals to Industry Canada about modifying some of the rollout commitments. We are continuing to expand the service area and invest resources in the service. While management is optimistic about the future of the 2.5 MHz fixed wireless business, it is a new and speculative business and there are considerable risks associated with these investments.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2004 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU;

•	Subscriber counts and subscriber churn;

•	Operating expenses and average monthly operating expense per subscriber; and

•	Sales and marketing costs per gross subscriber addition.

Rogers Wireless Inc.	19	First quarter 2005

We refer to three additional non-GAAP measures that are used in the various financial tables and discussions throughout the MD&A. The related definitions and reconciliations to GAAP measures of these three items are as follows:

Operating Profit

We define operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include foreign exchange gains (losses), gains (losses) on repayment of long-term debt, change in fair value of derivative instruments and investment and other income. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by our peers and competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate our ability to incur or service debt, invest in PP&E and allows us to compare our company to our peers and competitors who may have different capital or organizational structures. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

Operating Profit Margin

We calculate operating profit margin by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because it better reflects our core business activity of providing wireless services. This measure is not a defined term under Canadian GAAP or U.S. GAAP.

Additions to Property, Plant and Equipment

Additions to PP&E include those costs associated with acquiring and placing our PP&E into service. Because the communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, additions to PP&E are significant and management focuses continually on the planning, funding and management of these expenditures. We focus on managing additions to PP&E because additions to PP&E have a direct impact on our cash flow.

The additions to PP&E before related changes to non-cash working capital represent PP&E that we actually took title to in the period. Accordingly, for purposes of comparing our PP&E outlays, we believe that additions to PP&E before related changes to non-cash working capital best reflect our cost of PP&E in a period, and provides a more accurate determination for period-to-period comparisons.

Rogers Wireless Inc.	20	First quarter 2005

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Summary of Charges From (To) Related Parties

There have been no significant changes to the intercompany and related party arrangements as disclosed in our 2004 Annual MD&A.

The following table provides a summary of significant charges from (to) related parties, which have been accounted for at exchange amounts:

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
RCI:
Management fees	$3,006	$2,919
Rent income	(2,155)	(1,831)
Wireless products and services	(184)	(327)
Cost of shared operating expenses	54,637	52,201
Additions to PP&E (1)	8,754	2,881
	64,058	55,843
Rogers Cable Inc.:
Wireless products and services for resale	(3,160)	(1,796)
Subscriber activation commissions and customer service	6,989	4,796
Rent income	(1,283)	(1,011)
Wireless products and services	(736)	(873)
Consolidated billing services (2)	(1,239)	(576)
Transmission facilities usage	326	110
Charges for PP&E (1)	(125)	-
	772	650
Rogers Media Inc.:
Advertising	630	646
Rent income	(2,845)	(2,874)
Wireless services	(455)	(151)
	(2,670)	(2,379)
AT&T Wireless Services, Inc. ("AWE")(3) :
Roaming revenue	-	(2,503)
Roaming expense	-	3,440
Over-the-air activation services	-	46
	-	983
	$62,160	$55,097

(1)	Additions to (charges for) PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.
(2)	Included in our accounts receivable at March 31, 2005 is approximately $19.5 million related to amounts outstanding for Rogers Cable services included on consolidated bills to our customers.
(3)	AWE, which is now owned by Cingular Wireless LLC, was a related party until October 13, 2004, on which date RCI closed its purchase of AWE’s shares in Rogers Wireless.

Rogers Wireless Inc.	21	First quarter 2005

We have entered into certain transactions with companies, the partners or senior officers of which are directors of our company and/or RCI. During the three months and nine months ended March 31, 2005 the total amounts paid by us to these related parties are as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$1,240	$300
Interest charges and other financing fees	4,080	1,700
	$5,320	$2,000

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2004 Annual Audited Consolidated Financial Statements, Notes thereto, and our 2004 MD&A, we have identified the accounting policies and estimates that are critical to the understanding of business operations and of our results of operations. For the three months ended March 31, 2005, there are no changes to our critical accounting policies from those found in our 2004 Annual MD&A.

NEW ACCOUNTING STANDARDS

There were no new accounting standards adopted in the three months ended March 31, 2005.

SEASONALITY

Our operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year when higher usage and roaming typically result in higher network revenue and operating profit.

Rogers Wireless Inc.	22	First quarter 2005

SUPPLEMENTARY INFORMATION
Calculations of Non-GAAP Measures
(Actual)

	Three months ended March 31,
($ in millions, except per subscriber figures) (subscribers in thousands)	2005	2004
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$750.2	$513.1
Divided by: Average postpaid wireless voice and data subscribers	4,224.2	3,068.4
Divided by: 3 months	3	3
	$59.20	$55.74
Prepaid ARPU (monthly)
Prepaid revenue	$48.1	$24.5
Divided by: Average prepaid subscribers	1,324.8	747.0
Divided by: 3 months	3	3
	$12.09	$10.96
Blended ARPU (monthly)
Postpaid (voice and data) revenue plus prepaid revenue	$798.3	$537.6
Divided by: Average postpaid and prepaid wireless voice and data subscribers	5,549.0	3,815.4
Divided by: 3 months	3	3
	$47.95	$46.97
One-way messaging ARPU (monthly)
One-way messaging revenue	$5.0	$6.4
Divided by: Average one-way messaging subscribers	191.0	236.1
Divided by: 3 months	3	3
	$8.82	$9.02
Cost of acquisition per gross addition
Total sales and marketing expenses	$124.0	$92.4
Equipment margin loss (acquisition related)	50.0	18.3
	$174.0	$110.7
Total gross wireless additions (postpaid, prepaid, wholesale and one-way messaging)	458.3	305.7
	$380	$362
Operating expense per average subscriber (monthly)
Operating, general and administrative expenses	$293.4	$195.3
Management fees	3.0	2.9
Equipment margin loss (retention related)	37.5	18.3
	$333.9	$216.5
Divided by: Average total wireless subscribers	5,740.0	4,051.5
Divided by: 3 months	3	3
	$19.39	$17.82
Equipment margin loss
Equipment sales	$72.1	$48.8
Cost of equipment sales	(159.6)	(85.4)
	$(87.5)	$(36.6)
Acquisition related	$(50.0)	$(18.3)
Retention related	(37.5)	(18.3)
	$(87.5)	$(36.6)

Rogers Wireless Inc.	23	First quarter 2005

QUARTERLY SUMMARY (Actual)

	2005	2004				2003
(in thousands of dollars)	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating revenue
Postpaid (voice and data)	$750,195	$513,077	$560,852	$604,541	$682,658	$432,834	$464,582	$510,908	$502,749
Prepaid	48,062	24,566	25,632	25,013	41,447	21,121	21,720	21,172	27,242
One-way messaging	5,054	6,386	6,293	5,973	5,828	7,432	6,876	6,815	6,442
Network revenue	803,311	544,029	592,777	635,527	729,933	461,387	493,178	538,895	536,433
Equipment sales	72,060	48,812	63,143	85,609	83,695	35,731	39,284	49,720	53,166
Total operating revenue	875,371	592,841	655,920	721,136	813,628	497,118	532,462	588,615	589,599
Operating expenses
Cost of equipment sales	159,586	85,416	109,016	144,410	170,698	73,638	83,761	94,610	128,762
Sales and marketing expenses	123,978	92,452	95,810	96,870	159,247	82,846	82,007	85,233	111,912
Operating, general and administrative expenses	289,551	195,316	204,002	210,345	269,583	184,824	184,121	186,464	181,991
Integration expenses	3,006	2,919	2,919	2,918	2,919		-	-	-
Management fees	3,870	-	-	-	-	2,834	2,834	2,834	2,834
Total operating expenses	579,991	376,103	411,747	454,543	602,447	344,142	352,723	369,141	425,499
Operating profit (1)	295,380	216,738	244,173	266,593	211,181	152,976	179,739	219,474	164,100
Depreciation and amortization	145,428	116,498	121,885	118,944	140,347	119,124	125,232	129,069	145,174
Operating income	149,952	100,240	122,288	147,649	70,834	33,852	54,507	90,405	18,926
Interest on long-term debt	99,971	55,356	49,436	47,630	66,944	48,044	49,655	49,350	46,558
Interest on note payable to RCI.	-	-	-	-	7,196	-	-	-	-
Foreign exchange gain (loss)	(3,987)	(24,376)	(32,776)	10,783	(345)	52,289	53,483	2,008	27,462
Change in fair value of derivative instruments	3,759	(18,900)	15,060	(5,206)	1,246	-	-	-	-
Loss on repayment of debt	-	(2,313)	-	-	-	-	-	-	-
Other income (expense)	(740)	1,037	18	4,036	2,849	(124)	134	851	71
Income tax expense	(1,789)	(1,319)	(1,319)	(1,320)	(2,540)	(1,378)	(1,369)	(1,166)	1,539
Net income (loss) for the period	$47,224	$(987)	$53,835	$108,312	$(2,096)	$36,595	$57,100	$42,748	$1,440
Earnings (loss) per share - basic and diluted	$29.44	$(0.62)	$33.57	$67.52	$(1.30)	$22.81	$35.60	$26.65	$0.90
Operating profit margin as % of network revenue	36.8%	39.8%	41.2%	42.0%	28.9%	33.2%	36.4%	40.7%	30.6%
Other Statistics
Additions to PP&E (2)	119,228	130,887	84,992	89,911	133,367	77,693	98,793	116,379	119,068
Property, plant and equipment	2,593,749	2,314,820	2,279,391	2,249,063	2,586,264	2,333,578	2,311,014	2,302,200	2,299,919
Total assets	5,028,069	3,138,008	3,143,837	3,199,357	5,054,803	3,117,575	3,105,962	3,139,676	3,107,343
Total long-term debt, including current portion	4,728,383	2,279,822	2,274,399	2,145,533	4,953,256	2,362,282	2,309,708	2,199,321	2,209,603
Other liabilities	1,395,761	417,446	374,019	449,034	1,247,792	507,370	491,231	501,343	457,288
Shareholder's equity (deficiency)	(1,096,075)	440,740	495,419	604,790	(1,146,245)	247,923	305,023	439,012	440,452
Wireless (voice and data) retail subscribers (3)	5,583,200	3,843,200	3,925,800	4,023,300	5,518,200	3,458,300	3,501,600	3,616,700	3,789,400
One-way subscribers	186,200	231,300	221,300	210,600	196,100	289,100	273,200	258,400	241,300
Wholesale subscribers(4)	98,600	-	-	-	91,200	-	-	-	-

(1)	As previously defined. See "Key Performance Indicators and Non-GAAP measures- Operating Profit and Operating Profit Margin" sections.
(2)	As previously defined. See "Key Performance Indicators and Non-GAAP measures- Additions to PP&E" section.
(3)	Includes Fido subscriber base upon acquisition effective November 9, 2004.
(4)	Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under 'wholesale'.

Rogers Wireless Inc.	24	First quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended March 31,
(In thousands of dollars, except per share amounts)	2005	2004
Operating revenue:
Postpaid (voice and data)	$750,195	$513,077
Prepaid	48,062	24,566
One-way messaging	5,054	6,386
Network revenue	803,311	544,029
Equipment sales	72,060	48,812
Total operating revenue	875,371	592,841
Operating expenses:
Cost of equipment sales	159,586	85,416
Sales and marketing expenses	123,978	92,452
Operating, general and administrative expenses	289,551	195,316
Management fees	3,006	2,919
Integration expenses	3,870	-
Depreciation and amortization	145,428	116,498
Operating income	149,952	100,240
Interest expense on long-term debt	99,971	55,356
	49,981	44,884
Foreign exchange loss	(3,987)	(24,376)
Change in the fair value of derivative instruments	3,759	(18,900)
Loss on repayment of long-term debt	-	(2,313)
Investment and other income (expense)	(740)	1,037
Income before income taxes	49,013	332
Income tax expense - current	1,789	1,319
Net income (loss) for the period	$47,224	$(987)
Earnings (loss) per share - basic and diluted (note 5)	$29.44	$(0.62)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Inc.	25	First quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$47,224	$(987)
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	145,428	116,498
Unrealized foreign exchange loss	4,229	23,067
Stock-based compensation	2,946	1,275
Change in the fair value of derivative instruments	(3,759)	18,900
Loss on repayment of long-term debt	-	2,313
	196,068	161,066
Change in non-cash working capital items (note 8)	(78,361)	(40,313)
	117,707	120,753
Financing activities:
Issuance of long-term debt	-	1,168,500
Repayment of long-term debt	(171)	(1,182,619)
Proceeds on termination of cross-currency interest rate exchange agreements	-	58,416
Premium on repayment of long-term debt	-	(34,713)
Financing costs incurred	-	(10,904)
	(171)	(1,320)
Investing activities:
Property, plant and equipment ("PP&E") expenditures	(119,228)	(130,887)
Change in non-cash working capital items related to PP&E expenditures	2,196	17,332
Acquisition of spectrum licences	(4,765)	(5,913)
	(121,797)	(119,468)
Decrease in cash	(4,261)	(35)
Cash and cash equivalents (deficiency), beginning of period	54,654	(4,338)
Cash and cash equivalents (deficiency), end of period	$50,393	$(4,373)
Supplemental cash flow information:
Interest paid	$43,007	$31,581
Income taxes paid	1,868	1,692

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Inc.	26	First quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Balance Sheets

	March 31,	December 31,
(In thousands of dollars)	2005	2004
Assets
Current assets
Cash and cash equivalents	$50,393	$54,654
Accounts receivable	358,743	410,432
Other current assets	144,705	103,679
	553,841	568,765
Property, plant and equipment	2,593,749	2,586,264
Intangible assets	1,059,755	1,076,156
Goodwill	757,545	757,545
Deferred charges	54,404	57,915
Other long-term assets	8,775	8,158
	$5,028,069	$5,054,803
Liabilities and Shareholder's Deficiency
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$634,927	$726,663
Note payable to Rogers Wireless Communications Inc.	350,000	350,000
Current portion of long-term debt (note 3)	947	932
Due to parent and affiliated companies (note 9)	47,224	45,798
Unearned revenue	69,905	69,170
	1,103,003	1,192,563
Long-term debt (note 3)	4,727,436	4,693,174
Derivative instruments	293,705	315,311
	6,124,144	6,201,048
Shareholder's deficiency (note 4)	(1,096,075)	(1,146,245)
	$5,028,069	$5,054,803

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Inc.	27	First quarter 2005

Rogers Wireless Inc.
Unaudited Consolidated Statements of Deficit

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
(In thousands of dollars)	2005	2004
Deficit, beginning of period	$(1,249,620)	$(1,406,433)
Adjustment for stock-based compensation	-	(2,251)
As restated	(1,249,620)	(1,408,684)
Net income (loss) for the period	47,224	(987)
Deficit, end of period	$(1,202,396)	$(1,409,671)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Inc.	28	First quarter 2005

Rogers Wireless Inc.
Notes to Unaudited Interim Consolidated Financial Statements
Three Months Ended March 31, 2005 and 2004

These Unaudited Interim Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements. They should be read in conjunction with the Audited Annual Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2004.

1.	Basis of Presentation and Accounting Policies:

The interim Consolidated Financial Statements include the accounts of the Rogers Wireless Inc. and its subsidiaries (collectively “the Company”). The Notes presented in these interim Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of what subsequent quarter’s operating results will be.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual financial statements. Certain comparative figures have been reclassified to conform with the current year’s presentation.

2.	Business Combinations:

On November 9, 2004, the Company acquired Microcell Telecommunications Inc. (“Microcell”). As at the date of acquisition, the Company recorded a liability related to the plan to restructure and integrate the operations of Microcell of $129.0 million comprised of $52.8 million related to network decommissioning and restoration, $48.3 million related to lease and other contract termination costs and $27.9 million related to involuntary severance. During the three months ended March 31, 2005, the Company paid $4.0 million in certain network decommissioning costs and made payments of $2.1 million in involuntary severance costs. As at March 31, 2005, the balance of the restructuring accrual was $122.9 million.

The purchase price allocation related to the acquisition of Microcell remains preliminary pending finalization of the valuations of both the tangible and intangible assets acquired. These valuations are expected to be finalized in the second quarter of 2005. The amortization expense related to intangible assets acquired in this acquisition is expected to change upon finalization of these valuations.

Rogers Wireless Inc.	29	First quarter 2005

3.	Long-term Debt:

		Interest	March 31,	December 31,
(In thousands of dollars)		Rate	2005	2004
(i)	Senior Secured Notes, due 2006	10.50%	$160,000	$160,000
(ii)	Floating Rate Senior Secured
	Notes, due 2010	Floating	665,280	661,980
(iii)	Senior Secured Notes, due 2011	9.625%	592,704	589,764
(iv)	Senior Secured Notes, due 2011	7.625%	460,000	460,000
(v)	Senior Secured Notes, due 2012	7.25%	568,512	565,692
(vi)	Senior Secured Notes, due 2014	6.375%	907,200	902,700
(vii)	Senior Secured Notes, due 2015	7.50%	665,280	661,980
(viii)	Senior Secured Debentures, due 2016	9.75%	187,367	186,438
(ix)	Senior Subordinated Notes, due 2012	8.00%	483,840	481,440
(x)	Mortgage payable, capital leases and other	Various	38,200	24,112
			4,728,383	4,694,106
Less current portion			947	932
			$4,727,436	$4,693,174

4.	Shareholder’s Deficiency:

	March 31,	December 31,
(In thousands of dollars)	2005	2004
Capital stock:
Issued and outstanding-
1,603,628 Class A Common Shares	$96,885	$96,885
Contributed surplus	9,436	6,490
	106,321	103,375
Deficit	(1,202,396)	(1,249,620)
	$(1,096,075)	$(1,146,245)

Stock based compensation:

During the three months ended March 31, 2005, the Company recorded compensation expense of approximately $2.9 million (2004 - $1.3 million) related to stock options granted to employees, with a corresponding adjustment to contributed surplus.

The weighted average estimated fair value at the date of the grant for the Rogers Communications Inc. (“RCI”) options granted to the Company’s employees for the three months ended March 31, 2005 was $15.34 per share (2004 - nil). The fair value of each RCI option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

Rogers Wireless Inc.	30	First quarter 2005

Shareholder’s Deficiency (continued):

Three Months Ended
March 31,
2005
Risk-free interest rate	4.01%
Dividend yield	0.29%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	43.93%
Weighted average expected life of the options	5.58 years

5.	Earnings (loss) Per Share:

	Three Months Ended March 31,
(In thousands, except per share amounts)	2005	2004
Numerator:
Net income (loss) for the period - Basic and diluted	$47,224	$(987)
Denominator:
Weighted average number of shares - Basic and diluted	1,604	1,604
Earnings (loss) per share for the period - Basic and diluted	$29.44	$(0.62)

6.	Pensions:

For the three months ended March 31, 2005, the Company has made required contributions to the RCI pension plans in the amount of $2.1 million (2004 - $0.8 million), resulting in pension expense of the same amount. In addition, the Company recorded an expense for the three months ended March 31, 2005 of $0.1 million (2004 - $0.4 million), related to supplemental executive retirement plans that are unfunded.

7.	Restricted Share Unit Plans:

During 2004, RCI established a restricted share unit plan which enables employees, officers and directors of RCI and subsidiary companies, including the Company, to participate in the growth and development of RCI by providing such persons with the opportunity, through restricted share units, to acquire a proprietary interest in RCI. Under the terms of the plan, Restricted Share Units are issued to the participant and the units issued vest over a period not to exceed three years from the grant date.

On the vesting date, RCI at its option shall redeem all of the participants restricted share units in cash or by issuing one RCI Class B Non-voting share for each restricted share unit.

For the three months ended March 31, 2005, 52,525 restricted share units of RCI were issued and outstanding to employees of the Company. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense equally over the vesting period taking into account fluctuations in the market price of RCI Class B Non-Voting shares. Compensation expense for the three months ended March 31, 2005 related to these restricted share units was $0.1 million (2004 - nil).

Rogers Wireless Inc.	31	First quarter 2005

8.	Consolidated Statements of Cash Flows - Supplemental Information:

The change in non-cash working capital items are as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Cash provided by (used in):
Decrease in accounts receivable	$50,632	$32,287
Decrease (increase) in other assets, deferred charges and spectrum licences	(40,521)	12,772
Decrease in accounts payable and accrued liabilities	(90,633)	(98,586)
Increase (decrease) in unearned revenue	735	(1,164)
Increase in amounts due to affiliated companies, net	1,426	14,378
	$(78,361)	$(40,313)

9.	Related Party Transactions:

The amounts due to RCI and its subsidiaries are comprised of the following:

	March 31,	December 31,
(In thousands of dollars)	2005	2004
Rogers Wireless Communications Inc. ("RWCI")	$41,366	$41,379
RCI	4,981	2,642
Rogers Cable Inc. ("Rogers Cable")	877	1,777
	$47,224	$45,798

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and management fees and are short term in nature.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

Rogers Wireless Inc.	32	First quarter 2005

Related Party Transactions (continued):

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
RCI:
Management fees	$3,006	$2,919
Rent income	(2,155)	(1,831)
Wireless products and services	(184)	(327)
Cost of shared operating expenses	54,637	52,201
Additions to PP&E (1)	8,754	2,881
	64,058	55,843
Rogers Cable.:
Wireless products and services for resale	(3,160)	(1,796)
Subscriber activation commissions and customer service	6,989	4,796
Rent income	(1,283)	(1,011)
Wireless products and services	(736)	(873)
Consolidated billing services (2)	(1,239)	(576)
Transmission facilities usage	326	110
Charges for PP&E (1)	(125)	-
	772	650
Rogers Media Inc.:
Advertising	630	646
Rent income	(2,845)	(2,874)
Wireless services	(455)	(151)
	(2,670)	(2,379)
AT&T Wireless Services, Inc. ("AWE")(3) :
Roaming revenue	-	(2,503)
Roaming expense	-	3,440
Over-the-air activation services	-	46
	-	983
	$62,160	$55,097

(1)	Additions to (charges for) PP&E relate primarily to expenditures on information technology infrastructure and call centre technologies.
(2)	Included in our accounts receivable at March 31, 2005 is approximately $19.5 million related to amounts outstanding for Rogers Cable services included on consolidated bills to our customers.
(3)	AWE, which is now owned by Cingular Wireless Corporation, was a related party until October 13, 2004, on which date RCI closed its purchase of AWE’s shares in Rogers Wireless.

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or RCI. During the three months ended March 31, 2005 the total amounts paid by the Company to these related parties are as follows:

	Three Months Ended March 31,
(In thousands of dollars)	2005	2004
Legal services and commissions paid on premiums for insurance coverage	$1,240	$300
Interest charges and other financing fees	4,080	1,700
	$5,320	$2,000

Rogers Wireless Inc.	33	First quarter 2005